May 2, 2014

Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 3561
Washington, D.C. 20549-7010
Attention: Ms. Loan Lauren Nguyen, Special Counsel

Re: GasLog Partners LP
Registration Statement on Form F-l, as amended (File No. 333-195109)

Dear Ms. Nguyen:

As representatives of the several underwriters of GasLog Partners LP’s proposed initial public offering of up to 9,660,000 common units representing limited partner interests, we hereby join GasLog Partners LP’s request for acceleration of effectiveness of the above-referenced registration statement to 3:30 p.m. (Washington, D.C. time) on May 6, 2014, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we wish to advise you that we have effected the following distribution of the preliminary prospectus relating to the initial public offering of GasLog Partners LP, dated April 28, 2014, through the date hereof:

Preliminary Prospectus dated April 28, 2014

6,178 copies to prospective underwriters, institutional investors, dealers and others.

The undersigned advise that the underwriters have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934.

[Signature Page Follows]

Very truly yours, CITIGROUP GLOBAL MARKETS INC. CREDIT SUISSE SECURITIES (USA) LLC WELLS FARGO SECURITIES, LLC As representatives of the several Underwriters CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Samson M. Frankel
Name: Samson M. Frankel
Title: Director and Counsel

CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Andrew Horrocks
Name: Andrew Horrocks
Title: Managing Director

WELLS FARGO SECURITIES, LLC

By:	/s/ David Herman
Name: David Herman
Title: Director

GasLog Partners LP – Underwriters’ Acceleration Request Letter